Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Enters US$140 Million Loan Facility

Vancouver, BC – December 31, 2012: Petaquilla Minerals Ltd. ("Petaquilla" or the “Company”) announces that it has received and accepted an indicative term sheet for a loan facility from Red Kite Mine Finance Trust I (the “Lender”) whereby the Lender has offered to provide the Company with a loan facility for an aggregate US$140,000,000 (the “Loan”) for the development, construction and working capital requirements of Petaquilla’s projects in Panama and Iberia.

Closing of the Loan facility, which is expected to occur on or about January 15, 2013, is subject to customary due diligence, regulatory approvals and final legal documentation reflecting the terms of the term sheet.

An initial tranche of US$90,000,000 will be available to the Company upon closing, with the subsequent US$50,000,000 to be released based on technical milestones, namely updated National Instrument 43-101 resource estimates on either of the Company’s two projects, Panama or Spain.

With the initial US$90,000,000, the Company will be able to, among other items, proceed with the payout of its existing gold and silver prepayment contracts and convertible loan with Deutsche Bank AG (“DB”), London Branch, effectively freeing an average of 1,500 gold ounces monthly, or approximately US$30,000,000 annual cash flow currently committed to such contracts. The DB payout will also free Petaquilla’s infrastructure division, Panama Desarrollo de Infraestructuras, S.A. (“PDI”), for spin-out to the shareholders during the first quarter of calendar 2013.

The net proceeds from the Loan, in addition to the additional annual cash flows resulting from the payout of the gold and silver prepayment contracts, will allow the Company to bring the Lomero-Poyatos project to its initial on-site production by mid-2014.

The Loan will mature five years from closing with the option to extend for a further one year, subject to the Company meeting certain milestones, and will permit early repayment without penalty. The Loan will bear interest at a base interest rate of the 3 month US$ LIBOR rate (“L”), subject to a minimum of 1%, plus an interest rate margin of L+750 basis points on the first US$90,000,000 of principal and L+850 basis points on the last US$50,000,000 of principal. Interest and principal shall be payable on a semi-annual basis with the first principal repayment due 18 months after closing of the Loan.

The Loan will be a secured obligation and its security will rank first to all existing indebtedness of the Company. The loan facility will be fully and unconditionally guaranteed, on a joint and several basis, by the Company’s existing and future subsidiaries and secured by all current and future assets of Petaquilla and its subsidiaries. PDI will be included as a guarantor until it is spun-off by Petaquilla.

Pursuant to the terms of the indicative term sheet, the Loan will be complemented by a gold off-take agreement and a copper, zinc and lead off-take agreement, each valid for seven years, covering the production of the Company’s projects in Panama and Spain and based on a discount of US$5.00 applicable to each troy ounce of gold sold by the Company.

The transaction is subject to originating fees which, combined with the implicit cost of the off-take terms, represent an all-in cost of the facility of 10.3%. No warrants are to be issued in connection with the transaction.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama—a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “are projected to” be taken or achieved) are not statements of historical fact, but are forward-looking statements.

Forward-looking statements relate to, among other things, the estimation of mineral resources and the realization of mineral resource estimates; all aspects of the development and future operation and production of the Molejon gold mine and the development of other deposits; the outcome and timing of decisions with respect to whether and how to proceed with such development and production; the timing and outcome of any such development and production; estimates of future capital expenditures; estimates of permitting time lines; statements and information regarding future feasibility studies and their results; production forecasts; future transactions; future metal prices; the ability to achieve additional growth; future production costs; future financial performance, including the ability to increase cash flow and profits; future financing requirements; and mine development plans.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, political change, protests by native or environmental groups, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Molejon gold mine and other deposits being consistent with the Company’s current expectations; prices for gold and silver and costs of labour and supplies being consistent with expectations; and the accuracy of the Company’s current mineral reserve and mineral resource estimates.

A variety of inherent risks, uncertainties and other factors, many of which are beyond the Company’s control and may be known or unknown, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements. Some of these risks, uncertainties and factors include fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Company’s ability to obtain and maintain all necessary regulatory approvals and licenses; the Company’s ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Company’s ability to develop its deposits; the Company’s ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Company’s ability to obtain financing when required on terms that are acceptable to the Company; challenges to the Company’s interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Company operates; and general economic conditions worldwide.

Forward-looking statements speak only as at the date of this document. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.